Exhibit 6.3

SETTLEMENT AGREEMENT

This Settlement Agreement (the “Agreement”) is entered into as of March 14, 2017, by and among Kathleen J. Wolfe (the “Executive”), Kinderhook Bank Corp., The National Union Bank of Kinderhook (collectively, “Kinderhook”), and Patriot Federal Bank (“PFDB”).

WITNESSETH:

WHEREAS, concurrently herewith, Kinderhook and PFDB are entering into an Agreement and Plan of Merger, dated as of March ___, 2017 (the “Merger Agreement”), pursuant to which Kinderhook will acquire PFDB through the transactions set forth in the Merger Agreement (the “Merger”) and Kinderhook is entering into an Employment Agreement with Executive providing for certain services subsequent to the Merger (the “NUBK Employment Agreement”);

WHEREAS, as a condition to Kinderhook entering into the Merger Agreement, and as part of the transactions contemplated by the Merger Agreement, and in connection with Executive’s execution of the NUBK Employment Agreement, Executive has agreed in exchange for the consideration described herein, to enter this Agreement;

WHEREAS, at the Effective Time of the Merger, the parties hereto wish to terminate and suspend the Executive’s employment with PFDB and the Executive Employment Agreement dated as of May 24, 2016, as amended effective January 1, 2017, and any further amendments thereto, between PFDB and the Executive (the “Employment Agreement”) and the Restricted Stock Agreement between PFDB and the Executive dated as of May 24, 2016, and any amendments thereto (the “Restricted Stock Agreement”), and agree that this Agreement shall terminate and supersede the Employment Agreement and Restricted Stock Agreement to the extent not terminated prior to the Effective Time; and

WHEREAS, Executive shall be entitled solely to the payments and benefits set forth herein.

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Executive, Kinderhook and PFDB agree as follows:

1.           Payments and Other Rights; Termination of Employment Agreement.

1.1.         Lump sum payment. Provided Executive is still employed by PFDB immediately prior to the Effective Time, PFDB shall make a lump sum payment to the Executive in an amount equal to $368,096.00, in full satisfaction of the obligations of PFDB under the Employment Agreement and Restricted Stock Agreement in connection with the consummation of the Merger and the termination of the Executive’s employment with PFDB effective immediately prior to the Effective Time of the Merger, less applicable tax withholdings (the total of such sum, the “Total Payment Amount”). Such payment will be made within three (3) business days of the Effective Time of the Merger. For the avoidance of doubt, the parties agree that the Total Payment Amount includes the lump-sum present value of eighteen (18) months of premium payments under welfare plans maintained by PFDB and is being paid in full satisfaction of PFDB’s obligations under the Employment Agreement and Restricted Stock Agreement and that no further benefits are due or will be provided to Executive beyond such lump sum payment, except as specifically provided for in this Agreement.

The parties agree that the Total Payment Amount is final and binding and shall not be subject to further adjustment.

The payment of the foregoing amount is intended to be made pursuant to Section 5 of the Employment Agreement (a transfer of ownership or control constituting a Change in Control for purposes of section 409A of the Internal Revenue Code), which does not require Executive’s employment with PFDB to be terminated. The requirement of Section 5 of the Employment Agreement that the Change of Control occur while Executive is employed shall be treated as satisfied if Executive’s employment is terminated immediately before the Merger as contemplated by Section 1.2.

1.2.         Termination of Employment Agreement. Subject to the foregoing, in consideration of the provisions of this Agreement and subject to the payment of the Total Payment Amount, Executive, Kinderhook, and PFDB agree that the Employment Agreement shall terminate without any further action of any of the parties, effective immediately prior to the Effective Time of the Merger. The Executive agrees that the Total Payment Amount, together with satisfaction of the other obligations set forth in this Agreement, shall be in complete satisfaction of all rights to payments or benefits under the Employment Agreement or any other severance program of PFDB. Executive agrees that upon the payment contemplated by Section 1.1, Executive will have received any and all compensation and employee benefits to which Executive was entitled during the course of Executive’s employment other than payment of compensation for any pay periods beginning before the Merger whose applicable pay date has not occurred on or before the Merger, and does not now have, and will not in the future make, any claims against Kinderhook or PFDB (or their respective affiliates, officers, employees, members of the board of directors, agents, employee benefit plans or fiduciaries), for such compensation and benefits, nor is Executive aware of any circumstance (including with respect to the termination of Executive’s employment) that would support such a claim.

1.3.         Other rights. In addition to the payment contemplated in Section 1.1, the Executive shall additionally be entitled to:

(a)          the payment of the Merger Consideration with respect to the Executive’s common stock of PFDB (which for clarity is listed on Schedule A hereto) as contemplated by the Merger Agreement;

(b)          the payment of the Option Cancellation Payment and Warrant Cancellation Payment with respect to Executive’s stock options and warrants as listed on Schedule A hereto as contemplated by the Merger Agreement;

(c)          the payment of any vested benefits that the Executive has accrued under any tax-qualified retirement plans maintained or contributed to by PFDB in which she is a participant, in accordance with the terms and conditions of such plans; and

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(d)          the right of Executive to elect to purchase (for herself and her qualified beneficiaries) at her sole expense continuation coverage under any group health plan maintained by the PFDB that is subject to COBRA or corresponding State law in which Executive is a participant immediately prior to the Effective Time of the Merger and under NUBK’s group medical plan if the PFDB group medical plan is terminated, unless Executive is covered by the NUBK group medical plan as an employee under the NUBK Employment Agreement.

2.           Termination of Employment; Confidentiality.

2.1          Termination of Employment. The Executive’s employment with PFDB shall terminate effective immediately prior to the Effective Time of the Merger, without any further action of the parties or others. The parties stipulate that the NUBK Employment Agreement will take effect immediately upon the Effective Time.

2.2          Confidentiality. The Executive acknowledges that she may have access to, become acquainted with, and obtain non-public financial information and knowledge relating to the business, financial condition, methods of operation and other aspects of Kinderhook and PFDB and their respective predecessors in interest (collectively, “Affiliated Companies”) and their customers, employees and suppliers, some of which is confidential and proprietary (the “Proprietary Information”). The Executive also acknowledges that if she were to disclose the Proprietary Information to any person not related to the Affiliated Companies or use the Proprietary Information for her or any other person’s advantage that the Executive could substantially detract from the value and business prospects of the Affiliated Companies. Accordingly, the Executive agrees that she will not disclose Proprietary Information to any person. The Executive’s confidentiality obligations shall survive the termination of this Agreement.

2.3          Remedies. The Executive acknowledges and agrees:

(a)          that the provisions of this Section are reasonable and necessary for the protection of the Affiliated Companies, or their successors and assigns, and

(b)          that the remedy at law for any breach by her of the provisions of this Section will be inadequate and, accordingly, the Executive agrees that in the case of any such breach, the Kinderhook, or its successors and assigns, shall be entitled to injunctive relief in addition to any other remedy it may have.

3.           General.

3.1          Heirs, successors and assigns. The terms of this Agreement shall be binding upon the parties and their respective heirs, successors, and assigns.

3.2          Final agreement. This Agreement represents the entire understanding of the parties with respect to its subject matter and supersedes all prior understandings, written or oral. For avoidance of doubt, the payments and benefits described in Section 1 of this Agreement shall not be increased or decreased as a result of any compensation that Executive may receive from PFDB.

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3.3          Conflict. In the event of any conflict between the terms and conditions of this Agreement and any other agreement between the parties, including, without limitation, the Employment Agreement, the terms and conditions of this Agreement shall control.

3.4          Withholdings. PFDB and Kinderhook may withhold from any amounts payable under this Agreement such federal, state, or local taxes as may be required to be withheld pursuant to applicable law or regulation.’

3.5          Governing law. This Agreement shall be construed, enforced and interpreted in accordance with and governed by the laws of the State of New York, without reference to its principles of conflicts of law, except to the extent that federal law shall be deemed to preempt such state laws.

3.6          Defined terms. Any capitalized terms not defined in this Agreement shall have as their meaning the definitions contained in the Merger Agreement.

3.7          Voluntary and knowing action of Executive. Executive acknowledges that, by her free and voluntary act of signing below, Executive agrees to all of the terms of this Agreement and intends to be legally bound. This Agreement will remain in effect despite the discovery or existence of any new, additional fact or any fact different from that which Executive now knows or believes to be true. Executive acknowledges that she has read this Agreement, that the payments Executive will receive under this Agreement are sufficient consideration for Executive to enter into this Agreement, and that Executive understands the terms and conditions of this Agreement. Executive further acknowledges and agrees that Executive’s decision to enter into this Agreement is not made in reliance upon, in whole or in part, any representation, inducement, promise or agreement, oral or otherwise, not embodied in the Agreement. Executive represents to Kinderhook that she had adequate time and opportunity to be represented by legal counsel in connection with the review and execution of this Agreement, that execution of this Agreement is Executive’s free act and deed, and that Executive was not compelled to sign this Agreement by economic hardship or any other form of duress.

3.8          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

3.9          Amendment. This Agreement may only be amended with the written consent of each of the parties. The consent of PFDB shall not be required to amend this Agreement after the Effective Time of the Merger.

4.0          Effectiveness. Notwithstanding anything to the contrary contained herein, this Agreement shall be subject to consummation of the Merger in accordance with the terms of the Merger Agreement, as the same may be amended by the parties in accordance with its terms. In the event the Merger Agreement is terminated for any reason, this Agreement shall be deemed null and void with respect to all actions not yet taken pursuant to this Agreement.

4.1          Restrictive Covenants. During the twelve month period following the Closing Date, Executive (i) will not, without written consent of Kinderhook, either directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer or

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otherwise, engage, participate, assist or invest in any Competing Business (as hereinafter defined); (ii) will refrain from directly or indirectly employing, attempting to employ, recruiting or otherwise soliciting, inducing or influencing any person to leave employment with PFDB, the Kinderhook and all other Affiliated Companies; (iii) will not disparage Kinderhook or its officers, directors or employees; and (iv) will refrain from soliciting or encouraging any customer or supplier to terminate or otherwise modify adversely its business relationship with Kinderhook, PFDB and all other Affiliated Companies. The Executive understands that the restrictions set forth in this Section 4.1 are intended to protect the confidential information of the Kinderhook and PFDB, and all other Affiliated Companies, as well as established employee, customer and supplier relationships and goodwill, and Executive agrees that such restrictions are reasonable and appropriate for this purpose. For purposes of this Section 4.1, the term “Competing Business” shall mean any financial institution with an office in any county in which any office of Kinderhook is located or in which any office of PFDB is currently located.

4.2          280G Limit. Notwithstanding anything herein or in the Employment Agreement to the contrary, in no event shall any of the payments to be made, or provided, to Executive pursuant to this Agreement and other payments or benefits, if applicable, to be made, or provided, to Executive on or after the Effective Time (collectively referred to as the “Change in Control Benefits”) constitute, in the aggregate, a “parachute payment” under Section 280G of the Internal Revenue Code. If the Change in Control Benefits result in a “parachute payment” under Section 280G of the Internal Revenue Code, the Change in Control Benefits shall be reduced to an amount, the value of which is $1.00 less than an amount equal to three (3) times Executive’s “base amount,” as determined in accordance with Section 280G of the Internal Revenue Code. In the event a reduction is necessary, the Cash Payment shall be reduced first and followed by the Post-Termination Health Coverage, if necessary, by the minimum amount necessary to result in no portion of the Change in Control Benefits being non-deductible pursuant to Section 280G of the Internal Revenue Code and subject to an excise tax imposed under Section 4999 of the Internal Revenue Code.

[Signature page follows]

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IN WITNESS WHEREOF, Kinderhook and PFDB have each caused this Agreement to be executed by their duly authorized officers, and the Executive has signed this Agreement under seal:

WITNESS:		EXECUTIVE:

By:	/s/ Hans W. Drews	By:	/s/ Kathleen J. Wolfe

Name:	Hans W. Drews	Name:	Kathleen J. Wolfe

ATTEST:		KINDERHOOK BANK CORP.

By:	/s/ Thomas Signor	By:	/s/ John A. Balli

Name:	Thomas Signor	Name:	John A. Balli

Title:	President and CEO

ATTEST:		THE NATIONAL UNION BANK OF KINDERHOOK

By:	/s/ Thomas Signor	By:	/s/ John A. Balli

Name:	Thomas Signor	Name:	John A. Balli

Title:	President and CEO

ATTEST:		PATRIOT FEDERAL BANK

By:	/s/ Hans W. Drews	By:	/s/ Stanley K. Dickson

Name:	Hans W. Drews	Name:	Stanley K. Dickson

Title:	Executive Vice President and CFO

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